FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number 000-51141

DRYSHIPS INC.

80 Kifissias Avenue

Amaroussion 15125, Athens Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]       No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the Press Release of DryShips, Inc. dated August 21, 2008.

Exhibit 1

DRYSHIPS INC. REPORTS SECOND QUARTER 2008 RESULTS

August 21, 2008, Athens, Greece.  DryShips Inc. (NASDAQ: DRYS), a global provider of marine transportation services for drybulk cargoes, today announced its unaudited financial and operating results for the second quarter and first half ended June 30, 2008.

Financial Highlights

•

The Company reported Net Income of $299.8 million or $7.10 per fully diluted share for the second quarter of 2008. Included in the second quarter results is a capital gain on the sale of three vessels of $135.8 million or $3.21 per fully diluted share and a non-cash gain of $12.2 million or $0.29 per fully diluted share associated with the valuation of interest rate swaps. Excluding these items Net Income would amount to $151.8 million or $3.60 per fully diluted share.

•

For the second quarter of 2008 the Company reported adjusted EBITDA1, excluding vessel gains, of $224 million.

•

In July 2008 the Company declared its thirteenth consecutive quarterly cash dividend of $0.20 per common share.

George Economou, the Company’s Chairman and Chief Executive Officer of DryShips Inc., commented:

“I am pleased to report another quarter with very strong operational and financial performance. During this quarter we continued with the consistent implementation of our strategy both in the Drybulk and the Ultra Deep Water drilling (UDW) sectors.

In the drybulk sector, consistent with our belief in the positive long term fundamentals of the drybulk market, we continued with our fleet renewal and expansion replacing older tonnage with newer and larger vessels. When all the S&P transactions announced to date have been completed, by the end of the first quarter of 2009 we expect to have a fleet of 47 vessels (including 7 newbuilding drybulk carriers) with an average age of 6.9 years, well below the industry average. This reaffirms our leadership position and puts the Company in a unique position to consolidate the drybulk sector.

Our exposure to the spot market continues to prove very beneficial for our Company as we have been able to take advantage of the record freight rates. At the same time, by also gradually securing 68.5% of our fleet under time charters for the remainder of 2008, 55% for 2009, 49.7% for 2010 and 46.7% for 2011 we have locked in sizeable cash flows which enhance the visibility and stability of our earnings for the longer term.

In the UDW drilling sector, we are successfully executing our previously announced plans. We have arranged financing for the 2 UDW drillships on order at Samsung, and have successfully completed the OCR acquisition by de-listing the company from the Oslo Stock Exchange.

We continue to remain focused on maximizing shareholders value and delivering superior results”

Second Quarter 2008 Results

Following our acquisition of Ocean Rig, we have two reportable segments, the drybulk carrier segment and offshore drilling rig segment. For the second quarter ended June 30, 2008, Net Voyage Revenues (Voyage Revenues less Voyage Expenses) amounted to $245.0 million as compared to $105.5 million for the second quarter ended June 30, 2007. For the second quarter ended June 30, 2008, revenues from drilling contracts following the acquisition of Ocean Rig amounted to $43.8 million. We did not earn any revenues from drilling contracts in the quarter ended June 30, 2007. Operating Income, from both segments, was $338.2 million for the quarter ended June 30, 2008, as compared to $121.5 million for the quarter ended June 30, 2007.  Net Income, from both segments, for the second quarter ended June 30, 2008 was $299.8 million or $7.10 Earnings Per Share (EPS) calculated on 42,208,140 weighted average fully diluted shares outstanding as compared to $110.8 million or $3.12 EPS calculated on 35,490,097 weighted average fully diluted shares outstanding for the quarter ended June 30, 2007. EBITDA, from both segments, for the second quarter of 2008 was $359.8 million as compared to $141 million in the quarter ended June 30, 2007.

An average of 38.5 vessels were owned and operated during the second quarter of 2008, earning an average Time Charter Equivalent, or TCE, rate of $70,701 per day as compared to an average of 32.7 vessels owned and operated during the second quarter of 2007 earning an average TCE rate of $36,092 per day. During the period from May 14, 2008 through June 30, 2008, the two drilling rigs that we acquired through Ocean Rig operated at an average daily rate of $512,222.

First half 2008 Results

Following our acquisition of Ocean Rig, we have two reportable segments, the drybulk carrier segment and offshore drilling rig segment. For the first half ended June 30, 2008, Net Voyage Revenues (Voyage Revenues less Voyage Expenses) amounted to $462.9 million as compared to $186.9 million for the first half ended June 30, 2007. For the first half ended June 30, 2008, revenues from drilling contracts amounted to $43.8 million. We did not earn any revenues from drilling contracts in the first half ended June 30, 2007. Operating Income, from both segments, was $532.6 million for the first half ended June 30, 2008, as compared to $200.0 million for the first half ended June 30, 2007.  Net Income, from both segments, for the first half ended June 30, 2008 was $476.1 million or $11.85 EPS calculated on 40,177,016 weighted average fully diluted shares outstanding as compared to $178.6 million or $5.03 EPS calculated on 35,490,097 weighted average fully diluted shares outstanding for the first half ended June 30, 2007. EBITDA, from both segments, for the first half of 2008 was $573.4 million as compared to $235.4 million for the first half ended June 30, 2007.

An average of 38.4 vessels were owned and operated during the first half of 2008, earning an average TCE rate of $66,921 per day as compared to an average of 32.4 vessels owned and operated during the first half of 2007 earning an average TCE rate of $32,580 per day. During the period from May 14, 2008 through June 30, 2008, the two drilling rigs that we acquired through Ocean Rig operated at an average daily rate of $512,222.

Dry-dock related expenses

During the second quarter of 2008, one vessel was drydocked incurring 27 dry dock days at a cost of $0.5 million.

During the first quarter of 2008, the Company changed the method of accounting for dry-docking costs from the deferral method to the direct expense method under which related costs are expensed as incurred.  The June 30, 2007 Condensed Consolidated Financial Statements and the December 31, 2007 Condensed Consolidated Balance Sheet are adjusted to reflect this change in Accounting Policy.

Capitalization

On June 30, 2008, debt to total capitalization (debt, net of deferred financing fees and stockholders equity) was 59.6% and net debt (total debt less cash and cash equivalents) to total capitalization (total debt less cash and cash equivalents and stockholders equity) was 56.0%.  As of June 30, 2008, the Company had total cash and cash equivalents of $401.9 million.

Financing activities

On May 6, 2008 the Company concluded a loan agreement of up to $103.2 million with West LB A.G. in order to partly finance the acquisition cost of the vessels MV Sorrento and to refinance the existing up to that date loan of MV Iguana. During the six month period ended June 30, 2008, the Company drew down the amount of $32.5 million from the loan in connection with the acquisition of the vessel Iguana. The loan bears interest at LIBOR plus a margin and is repayable in thirty two variable quarterly installments through July 2016.

In July 2008 the Company concluded two facility agreements with Deutsche Bank A.G for an aggregate amount of $1.125 billion in order to partly finance the construction cost of drillship Hulls 1865 and 1866.  The loans bear interest at LIBOR plus a margin and are repayable in eighteen consecutive semi-annually installments.

In July 2008 the Company concluded a facility agreement with Nord LB for an amount of $126.4 million in order to partly finance the acquisition cost of the vessel MV Flecha. The loan bears interest at LIBOR plus a margin and is repayable in forty consecutive quarterly installments.

As of June 30, 2008, the Company had a total of $2.877 billion in debt outstanding under its credit facilities with several institutions.

Fleet Developments

Deliveries – New Vessels

On June 27, 2008, the Company took delivery of the vessel MV Positano, a 2000 built second-hand 73,288 dwt Panamax drybulk carrier, which it had agreed to acquire for $72.0 million.

On June 27, 2008, the Company took delivery of the vessel MV Mystic, a 2008 built 170,500 dwt Capesize  drybulk carrier, which it had agreed to acquire for $147.5 million.

On July 28, 2008, the Company took delivery of the vessel MV Sorento, a 2004 built second-hand 76,500 dwt Panamax drybulk carrier, which it had agreed to acquire for $86.7 million.

On July 30, 2008, the Company took delivery of the vessel MV Flecha, a 2004 built second-hand 170,012 dwt drybulk carrier, which it had agreed to acquire for $158.0 million.

Deliveries – Sold Vessels

On June 24, 2008, the MV Lanzarote, a 1996 built 73,008 dwt Panamax drybulk carrier was delivered to her new owners for a sale price of $65.0 million. The Company realized a gain of $36.3 million, which was recognized in the second quarter of 2008.

On June 27, 2008, the MV Menorca, a 1997 built 71,662 dwt Panamax drybulk carrier was delivered to her new owners for a sale price of $77.0 million. The Company realized a gain of $36.9 million, which was recognized in the second quarter of 2008.

On July 2, 2008, the MV Waikiki, a 1995 built 75,473 dwt Panamax drybulk carrier was delivered to her new owners for a sale price of $63.0 million. The Company realized a gain of $36.9 million, which will be recognized in the third quarter of 2008.

On August 14, 2008, the MV Solana, a 1995 built 75,473 dwt Panamax drybulk carrier was delivered to her new owners for a sale price of $63.0 million. The Company realized a gain of $29.2 million, which will be recognized in the third quarter of 2008.

Vessels Acquisitions

On June 25, 2008, the Company entered into memoranda of agreement to acquire two Panamax vessels built in 2007 and 2008, respectively, for an aggregate purchase price of $200.0 million from companies controlled by George Economou. The vessels are expected to be delivered by the end of 2008 with existing time charters attached, each with a remaining period of approximately four years and each for a gross daily rate of $43,750.

In July 2008, the Company entered into two agreements to acquire the total shares of two companies previously held by companies controlled by George Economou. The purchase price for the shares amounts to $140.0 million in total. These companies’ assets are two charter free Panamax vessels currently under construction, in a first class Chinese yard, that are scheduled to be delivered in the fourth quarter of 2008 and the first quarter of 2009 respectively. The company has assumed the obligation to make $60 million in yard installments between now and the delivery as per the pre-existing shipbuilding contracts.

On August 13, 2008, the Company agreed to acquire the MV Petalidi, a 76,608 dwt Panamax drybulk carrier, delivery of which is expected during the first quarter of 2009 for a total price of approximately $61 million. The vessel is expected to be delivered with its existing time charter attached, with a remaining period of approximately 4 years and a gross daily rate of $28,000.

Vessels disposals

On March 15, 2008, the Company entered into an agreement to sell the MV Lacerta a 1994 built 71,862 dwt Panamax drybulk carrier for a price of approximately $55.5 million.  The Company expects to realize a gain of approximately $44.7 million which will be recognized in the fourth quarter of 2008.

On May 19, 2008, the Company entered into an agreement to sell the MV Primera a 1998 built 72,495 dwt Panamax drybulk carrier for a price of approximately $75.0 million.  The Company expects to realize a gain of approximately $39.2 million which will be recognized in the fourth quarter of 2008.

On June 24, 2008, the Company entered into an agreement to sell the MV Paragon a 1995 built 71,259 dwt Panamax drybulk carrier for a price of approximately $61.0 million.  The Company expects to realize a gain of approximately $30.8 million which will be recognized in the first quarter of 2009.

On July 17, 2008, the Company entered into an agreement to sell the MV Toro a 1995 built 73,034 dwt Panamax drybulk carrier for a price of approximately $63.4 million.  The Company expects to realize a gain of approximately $36.0 million which will be recognized in the first quarter of 2009.

On July 29, 2008, the Company entered into an agreement to sell the MV La Jolla a 1997 built 72,126 dwt Panamax drybulk carrier for a price of approximately $66.0 million.  The Company expects to realize a gain of approximately $32.8 million which will be recognized in the first quarter of 2009.

Gains on Vessel Disposals

During the six-months ended June 30, 2008 the Company recognized an aggregate gain on sale of vessels of $160.3 million or $3.99 per share.  Based on agreements that have been concluded to date, the Company expects to recognize a capital gain of $150.0 million in the second half of 2008 and approximately $99.6 million in the first quarter of 2009.

Dividend Payment

On July 18, 2008, the Company declared dividends of $0.20 per share payable on August 22, 2008 to the stockholders of record as of August 8, 2008. This is the thirteenth consecutive quarterly dividend since Dryships became a publicly listed company in February 2005.

As of June 30, 2008, the Company has a total of 43,550,000 shares of common stock issued and outstanding.

Acquisition of Ocean Rig ASA

On May 14, 2008, Dryships obtained control of Ocean Rig ASA (“Ocean Rig”).  Ocean Rig, a former Oslo Stock Exchange listed company, is a drilling contractor in the area of offshore exploration, development and production and operates two ultra deep-water drilling rigs the Leiv Eiriksson and the Eirik Raude.  As of June 30, 2008, Dryships held 98.5% of Ocean Rig’s outstanding capital stock. In early July, the Company acquired through a compulsory transfer of shares the remaining shares of Ocean Rig and effective July 22, 2008, Ocean Rig was delisted from the Oslo Stock Exchange.

Ocean Rig’s operating results are reflected in the Company’s consolidated financial statements from May 14, 2008, and the acquisition has been accounted for using the purchase method of accounting.  In accordance with such purchase accounting, certain preliminary fair values were allocated to significant assets acquired and liabilities assumed of Ocean Rig in connection with the consolidation of its financial results with the financial results of the Company. This purchase price allocation and resulting goodwill have not yet been finalized and thus may be revised in a future filing.

Acquisition of two UDW drillships

On April 24, 2008, the Company announced that it will acquire two Ultra Deep Water (UDW) drillships. The drillships are to be constructed by Samsung Heavy Industries Co. Ltd. (SHI) and are expected to be delivered from the shipyard in the third quarter of 2011. The expected total cost of each drillship is approximately $800.0 million per unit. The drillships will be managed by Ocean Rig.

Drydocks

The company expects to incur the following expenditures associated with vessels drydockings:

	3rd Quarter 2008	4th Quarter 2008	Full year 2009
Number of Vessels	1	2	9
Expected Costs in USD millions	2.0	4.0	18.0
Off-Hire Days	30	60	270

Such costs are expensed as incurred. The actual days and expenses in connection with vessel drydockings will vary based on the shipyard schedule, weather, condition of the vessel and other factors.

Fleet Data

Second Quarter of 2008

Total TCE revenue increased during the second quarter of 2008 compared to the second quarter of 2007, primarily as a result of an increase in the average number of vessels operated from an average of 32.7 vessels in the second quarter of 2007 to 38.5 vessels in the second quarter of 2008, and an increased daily average TCE rate in the second quarter of 2008 of $ 70,701 from $36,092 in the second quarter of 2007.

During the second quarter of 2008 revenue from the two drilling rigs acquired through Ocean Rig amounted to $43.8 million.

Vessel operating expenses increased to $19.9 million for the second quarter of 2008 compared to $15.7 million for the second quarter of 2007.  The increase is mainly attributable to the increase in the number of vessels operated from an average of 32.7 vessels for the second quarter of 2007 to 38.5 vessels for the second quarter of 2008.

During the second quarter of 2008 operating expenses for the two drilling rigs amounted to $13.4 million.

Total depreciation increased to $33.4 million in the second quarter of 2008 compared to $18.0 million in the second quarter of 2007.  This was a direct result of the increase in the Company’s fleet from an average of 32.7 vessels in the second quarter of 2007 to an average of 38.5 vessels in the second quarter of 2008 and the depreciation on the two drilling rigs for the period since the consolidation of Ocean Rig’s financial results with the financial results of the Company.

Total general and administrative expenses, which includes management fees, increased to $19.8 million in the second quarter of 2008 from $4.5 million in the second quarter of 2007 mainly due to amortization of the stock based compensation in the amount of $12.1 million, the increase in the number of fleet calendar days from 2,980 in the second quarter of 2007 to 3,504 in the second quarter of 2008 due to the growth of the fleet, and the significant increase in the exchange rate between the US Dollar and Euro.

First Half 2008

Total TCE revenue increased during the first half of 2008 compared to the first half of 2007, primarily as a result of an increase in the average number of vessels operated, from an average of 32.4 vessels in the first half of 2007 to 38.4 vessels in the first half of 2008, and an increase in the daily average TCE rate from $32,580 in the first half of 2007 to $66,921 in the first half of 2008. During the six months ended June 30, 2008, revenue from the two drilling rigs amounted to $43.8 million.

Vessel operating expenses increased to $37.6 million for the first half of 2008 compared to $30.0 million for the first half of 2007. The increase is attributable to the increase in the number of vessels operated from an average of 32.4 vessels for the first half of 2007 to 38.4 vessels for the first half of 2008.  During the six months ended June 30, 2008 operating expenses for the two drilling rigs amounted to $13.4 million.

Total depreciation increased to $57.8 million in the first half of 2008 compared to $34.0 million in the first half of 2007. This was a direct result of the increase in the Company’s fleet from an average of 32.4 vessels in the first half of 2007 to an average of 38.4 vessels in the first half of 2008 and the depreciation on the two drilling rigs for the period since the consolidation of Ocean Rig’s financial results with the financial results of the Company.

Total general and administrative expenses, including management fees, increased to $25.5 million in the first half of 2008 from $8.5 million in the first half of 2007, mainly due to the amortization of the stock based compensation in the amount of $12.1 million, the increase in the number of fleet calendar days from 5,867 in the second quarter of 2007 to 6,989 in the second quarter of 2008 due to the growth of the fleet and the significant increase in the exchange rate between the US Dollar and Euro.

Second Quarter 2008

(Dollars in thousands, except	Drybulk Segment
Average Daily Results - unaudited)	Three Months Ended	Three Months Ended
	30-Jun-2008	30-Jun-2007
Average number of vessels (1)	38.5	32.7
Total voyage days for vessels (2)	3,465	2,924
Total calendar days for vessels (3)	3,504	2,980
Vessels Utilization (4)	98.9%	98.1%
Time charter equivalent (5)	70,701	36,092
Capesize	115,000	55,618
Panamax	65,916	33,628
Handymax	44,571	24,625
Vessel operating expenses (daily) (7)	5,673	5,254
Management fees (daily)	886	820
Total vessel operating expenses (daily) (8)	6,559	6,074
General and administrative expenses (daily) (9)	611*	673

(Dollars in thousands, except	Drilling Rig Segment
Average Daily Results - unaudited)	Three Months Ended	Three Months Ended
	30-Jun-2008	30-Jun-2007
Average number of drilling rigs (1)	1	-
Total employment days for drilling rigs (2)	86	-
Total calendar days for drilling rigs (3)	90	-
Rigs Utilization (4)	95%	-
Revenue from drilling contracts (daily) (6)	512,222	-
Rigs operating expenses (daily) (7)	148,755	-
General and administrative expenses (daily)(9)	26,889	-

* Excluding Amortization of Stock based compensation of $12.1 million

First Half 2008

(Dollars in thousands, except	Drybulk Segment
Average Daily Results - unaudited)	Six Months Ended	Six Months Ended
	30-Jun-2008	30-Jun-2007
Average number of vessels (1)	38.4	32.4
Total voyage days for vessels (2)	6,917	5,737
Total calendar days for vessels (3)	6,989	5,867
Vessels Utilization (4)	99.0%	97.8%
Time charter equivalent (5)	66,921	32,580
Capesize	113,544	47,696
Panamax	61,716	30,831
Handymax	42,245	22,931
Vessel operating expenses (daily) (7)	5,387	5,108
Management fees (daily)	843	791
Total vessel operating expenses (daily) (8)	6,230	5,899
General and administrative expenses (daily) (9)	724*	663

(Dollars in thousands, except	Drilling Rig Segment
Average Daily Results - unaudited)	Six Months Ended	Six Months Ended
	30-Jun-2008	30-Jun-2007
Average number of drilling rigs (1)	0.5	-
Total employment days for drilling rigs (2)	86	-
Total calendar days for drilling rigs (3)	90	-
Rigs Utilization (4)	95%	-
Revenue from drilling contracts (daily) (6)	512,222	-
Rig operating expenses (daily) (7)	148,755	-
General and administrative expenses (daily) (9)	26,889	-

* Excluding Amortization of Stock based compensation of $12.1 million

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.  Average number of drilling rigs is the number of drilling rigs for the relevant period, as measured by the sum of the number of days each drilling rig was owned by the Company divided by the number of calendar days in that period.

(2) Total voyage days for vessels are the total days the vessels were in our possession for the relevant period net of off hire days.   Total employment days for drilling rigs are the total days the drilling rigs were in our possession for the relevant period net of off hire days.

 (3) Calendar days are the total days the vessels or drilling rigs, as applicable, were in our possession for the relevant period including off hire days.

(4) Vessels s utilization is the percentage of time that our vessels were available for revenue generating days, and is determined by dividing voyage days by calendar days for vessels for the relevant period. Rigs utilization is the percentage of time that our drilling rigs were available for revenue generating days, and is determined by dividing employment days by calendar days for drilling rigs for the relevant period.

(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rates for the three and six months periods ended June 30, 2007 and 2008:

(Dollars in thousands)	Three months ended June 30, 2007	Three months ended June 30, 2008	Six months ended June 30, 2007	Six months ended June 30, 2008
Voyage revenues	112,521	258,921	199,171	490,984
Voyage expenses	(6,987)	(13,942)	(12,257)	(28,092)
Time charter equivalent	105,534	244,979	186,914	462,892
Total voyage days for fleet	2,924	3,465	5,737	6,917
Time charter equivalent (TCE)	36,092	70,701	32,580	66,921

(6) Daily revenue from drilling contracts is calculated by dividing revenue from drilling contracts by rigs employment days for the relevant time period.

(7) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by vessels calendar days for the relevant time period. Daily rig operating expenses, which includes crew costs, provisions, repairs and maintenance, insurances and other operating expenses is calculated by dividing rig operating expenses by calendar days for drilling rigs for the relevant time period.

(8) Total vessel operating expenses or TVOE is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by vessel calendar days for the relevant time period.

(9) Daily general and administrative expense is calculated by dividing general and administrative expense per segment (Drybulk, Drilling Rig) by total calendar days for vessels and total calendar days for drilling rigs respectively, for the relevant time period.

Financial Statements

Income Statements

The following are DryShips Inc.’s Unaudited Interim Condensed Consolidated Income Statements for the three and six- month periods ended June 30, 2007 and 2008:

	Three months ended June 30, 2007	Three months ended June 30, 2008	Six months ended June 30, 2007	Six months ended June 30, 2008
	(as adjusted )		(as adjusted)
(Dollars in thousands, except for share and per share data-unaudited)

INCOME STATEMENT DATA

REVENUES:
Voyage revenues	$112,521	258,921	199,171	490,984
Revenues from drilling contracts	-	43,795	-	43,795
	112,521	302,716	199,171	534,779

EXPENSES:
Voyage expenses	6,987	13,942	12,257	28,092
Vessel operating expenses	15,658	19,877	29,967	37,650
Drilling rigs operating expenses	-	13,388	-	13,388
Depreciation	17,980	33,377	34,025	57,795
Gain on sale of vessels	(54,025)	(135,815)	(85,634)	(160,258)
General & administrative expenses	4,452	19,782	8,536	25,487
Operating income	121,469	338,165	200,020	532,625

OTHER INCOME (EXPENSE):
Interest and finance costs	(12,174)	(25,652)	(22,762)	(38,544)
Gain on interest rate swap valuation	1,336	12,153	1,176	6,079
Other, net	178	518	177	499
Total other income (expenses), net	(10,660)	(12,981)	(21,409)	(31,966)
Net income before taxes	110,809	325,184	178,611	500,659

Income taxes	-	(867)	-	(867)

Net income, after taxes and before equity in income of investee and minority interest

	110,809	324,317	178,611	499,792

Minority interest	-	(16,813)	-	(16,813)
Equity in loss of investees	-	(7,750)	-	(6,893)
Net income	110,809	299,754	178,611	476,086

Earnings per common share, basic	$3.12	7.11	5.03	11.85
Weighted average number of shares, basic	35,490,097	42,150,753	35,490,097	40,173,941

Earnings per common share, diluted	$3.12	7.10	5.03	11.85
Weighted average number of shares, diluted
	35,490,097	42,208,140	35,490,097	40,177,016

Balance Sheet

The following are DryShips Inc.’s Unaudited Interim Condensed Consolidated Balance Sheets as at December 31, 2007 and June 30, 2008:

(Expressed in thousands of U.S. Dollars)
	December 31, 2007 (As adjusted)	June 30, 2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$111,068	$293,879
Restricted cash	6,791	8,103
Accounts receivable trade, net of allowance of $0 and $ 957	9,185	76,356
Other current assets	25,991	53,407
Vessel held for sale	-	24,083
Total current assets	153,035	455,828

FIXED ASSETS, NET:

Advances for vessels under construction and acquisitions	118,652	322,990
Vessels, net	1,643,867	1,985,992
Drilling rigs, net	-	1,392,347
Total fixed assets, net	1,762,519	3,701,329

OTHER NON CURRENT ASSETS:
Long term investments	405,725	-
Goodwill	-	693,980
Restricted cash	20,000	100,000
Other	3,153	29,159
Total non current assets	428,878	823,139

Total assets	$2,344,432	$4,980,296

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	$194,999	$986,172
Other current liabilities	44,305	94,665

Total current liabilities	239,304	1,080,837

NON CURRENT LIABILITIES
Long term debt, net of current portion	1,048,779	1,891,008
Other non-current liabilities	34,620	38,652
Total non current liabilities	1,083,399	1,929,660

Minority interest	-	21,457

COMMITMENTS AND CONTIGENCIES	-	-

STOCKHOLDERS’ EQUITY	1,021,729	1,948,342

Total liabilities and stockholders’ equity	$2,344,432	$4,980,296

EBITDA Reconciliation

DryShips Inc. considers EBITDA to represent net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position, it is used by our lenders as a measure of our compliance with certain loan covenants and because the Company believes that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness.

The following table reconciles net cash provided by operating activities to EBITDA:

Dollars in thousands	Three Months ended
	June 30, 2007	June 30, 2008
Net cash provided by operating activities	74,471	204,874
Net increase (decrease) in current assets	4,885	22,883
Net decrease (increase) in current liabilities, excluding current portion of long-term debt
	(7,767)	(6,816)
Gain on sale of vessels	54,025	135,815
Amortization of fair value of acquired time charter agreements	1,356	9,899
Amortization of free lubricants benefit	137	158
Change in fair value of derivatives	2,657	12,079
Stock based compensation	-	(12,118)
Equity in income of investee	-	(7,750)
Minority interest	-	(16,813)
Net interest expense	12,174	25,652
Amortization of deferred financing costs included in net interest expense
	(975)	(8,940)
Income taxes	-	867
EBITDA	140,963	359,790

Dollars in thousands	Six Months ended
	June 30, 2007	June 30, 2008
Net cash provided by operating activities	117,080	369,774
Net increase (decrease) in current assets	10,655	22,236
Net decrease (increase) in current liabilities, excluding current portion of long-term debt	-5,907	6,593
Gain on sale of vessels	85,634	160,258
Amortization of fair value of acquired time charter agreements	2,655	14,557
Amortization of free lubricants benefit	170	182
Change in fair value of derivatives	3,763	6,005
Stock based compensation	-	(12,118)
Equity in income of investee	-	(6,893)
Minority interest	-	(16,813)
Net interest expense	22,762	38,544
Amortization of deferred financing costs included in net interest expense
	(1,414)	(9,760)
Income taxes	-	867
EBITDA	235,398	573,432

Fleet List

The table below describes our fleet development and current employment profile as of August 21, 2008:

	Year			Current	Gross rate	Redelivery
	Built	DWT	Type	employment	per day	Earliest	Latest
Capesize:
Brisbane	1995	151,066	Capesize	T/C	$145,000	Oct-08	Dec-08
	next employment				$57,000	Feb-12	Jun-12
Samsara	1996	150,393	Capesize	T/C	$139,000	Oct-08	Dec-08
	next employment				$57,000	Feb-12	Jun-12
Capri	2001	172,579	Capesize	T/C	$61,000	Apr-18	Jun-18
Manasota	2004	171,061	Capesize	T/C	$67,000	Feb-13	Apr-13
Flecha	2004	170,012	Capesize	T/C	$55,000	Jul-18	Nov-18
Mystic	2008	170,500	Capesize	T/C	$52,310	Aug-18	Dec-18
Alameda	2001	170,269	Capesize	T/C*	$152,000	Feb-09	Apr-09
	6.5	1,155,880	7

Panamax:
Toro	1995	73,034	Panamax	Baumarine	$67,599
Sonoma	2001	74,786	Panamax	Baumarine	$71,055
Heinrich Oldendorff	2001	73,931	Panamax	BB*	$54,437	Mar-09	Jun-09
Tonga	1984	66,798	Panamax	Spot	$73,000	Prompt	Prompt
Lacerta	1994	71,862	Panamax	Spot	$70,500	Prompt	Prompt
Paragon	1995	71,259	Panamax	Spot	$85,500	Prompt	Prompt
La Jolla	1997	72,126	Panamax	Spot	$55,000	Prompt	Prompt
Ocean Crystal	1999	73,688	Panamax	Spot	$84,000	Prompt	Prompt
Positano	2000	73,288	Panamax	Spot	$61,500	Prompt	Prompt
Maganari	2001	75,941	Panamax	Spot	$30,000	Prompt	Prompt
Conquistador	2001	75,607	Panamax	Spot	$63,500	Prompt	Prompt
Oregon	2002	74,204	Panamax	Spot	$45,500	Prompt	Prompt
Avoca	2004	76,500	Panamax	Spot	$79,000	Prompt	Prompt
Sorrento	2004	76,633	Panamax	Spot	$54,000	Prompt	Prompt
Iguana	1996	70,349	Panamax	T/C	$77,000	Oct-08	Nov-08
Primera	1998	72,495	Panamax	T/C	$78,600	Sep-08	Oct-08
Xanadu	1999	72,270	Panamax	T/C	$39,750	Jul-13	Sep-13
Coronado	2000	75,706	Panamax	T/C	$81,750	Sep-08	Oct-08
Redondo	2000	74,716	Panamax	T/C	$34,500	Apr-13	Jun-13
Marbella	2000	72,561	Panamax	T/C	$82,500	Oct-08	Nov-08
Ecola	2001	73,931	Panamax	T/C	$43,500	Jun-12	Aug-12
Capitola	2001	74,832	Panamax	T/C	$39,500	Jun-13	Aug-13
Samatan	2001	74,823	Panamax	T/C	$39,500	May-13	Jul-13
Mendocino	2002	76,623	Panamax	T/C	$56,500	Jun-12	Sep-12
Bargara	2002	74,832	Panamax	T/C	$43,750	May-12	Jul-12
Padre	2004	73,601	Panamax	T/C	$81,000	Oct-08	Nov-08
Ligari	2004	75,583	Panamax	T/C	$55,000	Jun-12	Aug-12
Saldanha	2004	75,500	Panamax	T/C	$52,500	Jun-12	Sep-12
Catalina	2005	74,432	Panamax	T/C	$39,750	Jun-13	Aug-13
Majorca	2005	74,364	Panamax	T/C	$43,750	Jun-12	Aug-12
	7.9	2,216,275	30

Supramax:
VOC Galaxy	2002	51,201	Supramax	BB	$27,000	Sep-08	Sep-08
	next employment				$20,250	Sept-10	Feb-11
Clipper Gemini	2003	51,201	Supramax	BB	$27,000	Nov-08	Jan-09
	5.5	102,402	2

N/B Vessels:
Hull 1518A	2009	75,000	Panamax	Spot	N/A
Hull 1519A	2010	75,000	Panamax	Spot	N/A
H1568	2008	75,000	Panamax	Spot	N/A
H1569	2009	75,000	Panamax	Spot	N/A
Hull SS058	2010	82,100	Panamax	Spot	N/A
Hull SS059	2010	82,100	Panamax	Spot	N/A
Hull 0002	2009	180,000	Capesize	Spot	N/A
Hull 0003	2010	180,000	Capesize	Spot	N/A
Hull 2089	2009	180,000	Capesize	Spot	N/A
H1128	2008	177,000	Capesize	T/C	$60,000	Oct-18	Feb-19
		357,000	10

Totals	7.37	3,831,557	49

Rig:
Leiv Eiriksson	2001	Fifth-generation semi-submersible drilling unit
Eirik Raude	2002	Fifth-generation semi-submersible drilling unit

N/B Drillships:
Hull 1865	2011		UDW Drillship
Hull 1866	2011		UDW Drillship

* Indexed Linked

Conference Call and Webcast: Friday August 22, 2008, at 9:30 a.m. EDT

As announced, DryShips' management team will host a conference call on Friday, August 22, 2008, at 9:30 a.m. Eastern Daylight Saving Time to discuss the Company's financial results.

Conference Call details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) 1452 542 301 (from outside the US). Please quote "DryShips"

In case of any problem with the above numbers, please dial 1(866) 223 0615 (from the US), 0(800) 694-1503 (from the UK) or +(44) 1452 586-513 (from outside the US). Quote "DryShips"

A replay of the conference call will be available until August 30, 2008. The United States replay number is 1(866) 247 4222; the international replay number is 0(800) 953-1533; from the UK or (+44) 1452-550 000 and access code required for the replay is: 2133051#

Slides and audio webcast

There will also be a simultaneous live webcast over the Internet, through the DryShips Inc. website (www.dryships.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About DryShips, Inc.

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers that operate worldwide. As of the day of this release, DryShips owns a fleet of 53 drybulk carriers comprising 7 Capesize, 30 Panamax, 2 Supramax, 10 newbuilding drybulk vessels, with a combined deadweight tonnage of over 3.8 million tons and 2 drilling rigs.

Dryships has also agreed to purchase 2 ultra deep water drillships to be built at Samsung Heavy Industries for delivery in the third quarter of 2011. These drillships will be managed by Ocean Rig ASA.

DryShips Inc.'s common stock is listed on the NASDAQ Global Market where it trades under the symbol “DRYS”.

Visit our website at www.dryships.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although DryShips Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, DryShips Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in DryShips Inc.’s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by DryShips Inc. with the US Securities and Exchange Commission.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DryShips Inc.

---------------------------------

(Registrant)

Dated: August 21, 2008

By: /s/ George Economou

----------------------------------

George Economou

Chief Executive Officer

Footnotes

1  Please see later in this release for a reconciliation of EBITDA to Net cash provided by operating activities.